Exhibit 99(h)(7)

July 2, 2018

First Eagle Funds
1345 Avenue of the Americas

New York, NY 10105

Re: Investment Management Fee for First Eagle High Yield Fund (the “Fund”)

Dear First Eagle Funds:

This letter relates to the December 1, 2015 Investment Advisory Agreement (the “Agreement”) and the February 21, 2018 Fee Waiver Agreement (the “2018 Waiver Agreement”) between First Eagle Funds on behalf of the Fund and First Eagle Investment Management, LLC (the “Investment Adviser”), which Agreement provides that the Fund will pay monthly an investment management fee at the annual rate of 0.70% of the average daily net assets of the Fund, reduced pursuant to the 2018 Waiver Agreement to an effective annual rate of 0.65% of the average daily net assets of the Fund.

Notwithstanding the foregoing, we intend by this letter to bind the Investment Adviser to a modification of the Agreement and the 2018 Waiver Agreement to provide for the Adviser to waive its management fee by an additional 0.05%, which has the effect of reducing the management fee to an annual rate of 0.60% of the average daily net assets of the Fund.

We will consider us to be bound to this additional waiver, and thus the 0.60% effective management fee as of July 1, 2018 and continuing through and including February 29, 2020.  For the avoidance of doubt, this letter affects only the stated fee arrangement (and the term of the 2018 Fee Waiver Agreement), each of which is effectively superseded hereby.  No other provision of the Agreement or 2018 Waiver Agreement is changed hereby.

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By: _______________________________

Name:  Mehdi Mahmud

Title:    President and CEO